OMB APPROVAL

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Form 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934**

For the month of  **June, 2011**

Commission File Number **001-34399**

**SHARPE RESOURCES CORPORATION**
(Translation of registrant's name into English)
**3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473**
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

**SIGNATURES**

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

| | | |
|---|---|---|
| | Sharpe Resources Corporation | |
| | (Registrant) | |
| Date:__May 31, 2011___ | By | \S\ Roland M. Larsen |
| | | President & CEO |

SEC1815 (04-09)

**SHARPE RESOURCES CORPORATION**
**MANAGEMENT DISCUSSION & ANALYSIS**

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the year ending December 31, 2010. The MD&A was prepared as of April 25, 2011 and should be read in conjunction with the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

**Overview**

The Corporation is continued under the Canadian Business Corporations Act (CBCA) and its common shares are listed in the United States on the OTC:BB symbol SHGP.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation is currently engaged in the development of coal and coal gas projects in the northern and central Appalachian region of the eastern United States.

The Corporation has one reportable business segment. Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to maintain the Corporation's public Corporation status.

**Results of Operations**

The net loss for the year ending December 31, 2010 was $397,705 as compared to the net loss of $113,903 for the year ending December 31, 2009 and is a direct result of an impairment loss on the loan receivable from Standard Energy Company due to the uncertainty with respect to collection.

Revenue decreased from $30,663 for the year ending December 31, 2009 to $4,319 for the year ending December 31, 2010 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard is a private company related by virtue of its ownership by an officer and director of the Company. Standard's primary asset includes 100% ownership interest in all of the coal seams on more than

17,000 acres in Preston County, West Virginia. The purchase price consisted of the forgiveness of the repayment of $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stock. The agreement was subject to regulatory approvals and as of December 31, 2009, the business combination has not been approved. The 2 million shares of the Company's common stock were not issued as of December 31, 2009. Subsequent to the 2009 year end, this transaction was terminated and the receivable due from Standard Energy Company in the amount of two hundred and fifty thousand dollars was written off as uncollectible.

The Company has entered into an option agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by RSM a 50/50 joint venture agreement will be entered into by the parties. The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011. Once the option is exercised by RSM a formal 50/50 joint venture agreement will be entered into by the parties.

**Liquidity and Capital Resources**

The Corporation's cash balance at December 31, 2010 was $8,519 compared to $89,138 at December 31, 2009. Total assets at December 31, 2010 were $8,519 compared to $339,138 at December 31, 2009.

Total liabilities increased $67,086 in the year of 2010 going from $876,632 at December 31, 2009 to $943,718 at December 31, 2010 and is the direct result of an increase in accounts payable.

Following is a summary of contractual obligations including payments due for each of the next five years and thereafter.

| Contractual Obligations | | Payments by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
| Due to related parties | $111,654[*] | 44,378 | $67,276 | | |

* See item (iii) under Related Party Transactions below on page 4.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of common shares of which 46,619,863 are outstanding at December 31, 2010. Also at December 31, 2010 the Corporation had outstanding options to purchase 3,100,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2012 to May 2013.

There are no warrants outstanding at December 31, 2010.

## Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

|                          | 2010         | 2009         | 2008         |
|--------------------------|-------------:|-------------:|-------------:|
| **Selected Operating Data** |           |              |              |
| Revenue                  | $4,319       | $30,663      | $43,039      |
| Operating Costs          | ($161)       | ($533)       | ($1,824)     |
| Expenses                 | ($401,863)   | ($144,033)   | ($362,710)   |
| Net loss for the year    | ($397,705)   | ($113,903)   | ($321,495)   |
| Loss per share - basic   | ($0.01)      | ($0.00)      | ($0.01)      |
| Loss per share - diluted | ($0.01)      | ($0.00)      | ($0.01)      |

|                          | 2010          | 2009          | 2008          |
|--------------------------|--------------:|--------------:|--------------:|
| **Selected Balance Sheet Data** |        |               |               |
| Total Assets             | $8,519        | $339,138      | $493,260      |
| Total Current Liabilities| $876,442      | $764,978      | $830,853      |
| Total Long Term Debt     | $67,276       | $111,654      | $85,998       |
| Total Liabilities        | $943,718      | $876,632      | $916,851      |
| Share Capital            | $11,463,430   | $11,463,430   | $11,463,430   |
| Deficit                  | ($12,853,964) | ($12,456,259) | ($12,342,356) |

## Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

|  | 3 Mos. Ending Dec 31, 2010 | 3 Mos. Ending Sept 30, 2010 | 3 Mos. Ending June 30, 2010 | 3 Mos. Ending Mar 31, 2010 | 3 Mos. Ending Dec 31, 2009 | 3 Mos. Ending Sept 30, 2009 | 3 Mos. Ending June 30, 2009 | 3 Mos. Ending Mar 31, 2009 |
|---|---:|---:|---:|---:|---:|---:|---:|---:|
| Revenue | $334 | $1,262 | $0 | $2,723 | $3,982 | $21,652 | $3,100 | $1,929 |
| Expenses | ($333,599) | ($22,536) | ($25,875) | ($20,014) | ($9,872) | ($62,635) | ($50,418) | ($21,641) |
| Net Loss | ($333,265) | ($21,274) | ($25,875) | ($17,291) | ($5,890) | ($40,983) | ($47,318) | ($19,712) |
| Net Loss per Common share basic and diluted | ($0.01) | ($0.00) | ($0.00) | ($0.00) | ($0.00) | ($0.00) | ($0.00) | ($0.00) |

## Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation:

|  |  | December 31, 2010 | December 31, 2009 | December 31, 2008 |
|---|---|---|---|---|
| Due From Related Party | Standard Energy Corporation (i) | $0 | $250,000 | $250,000 |
|  |  | $0 | $250,000 | $250,000 |
| Due To Related Parties | Roland M. Larsen (ii) | $25,400 | $25,400 | $25,400 |
|  | Royal Standard Minerals Inc. current portion (iii) | $44,378 | $0 | $0 |
|  | Royal Standard Minerals Inc. long term portion (iii) | $67,276 | $111,654 | $110,306 |
|  | Kentucky Standard Energy Corporation (iv) | $0 | $0 | $25,000 |
|  |  | $137,054 | $137,054 | $160,706 |

(i) The purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Corporation ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. On December 1, 2007, Sharpe entered into an agreement to acquire a 100% interest in Standard Energy as described in Note 10(a) of the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation. This transaction was cancelled during the first quarter 2010 and the receivable was written off as uncollectible.

(ii) This loan is payable to an officer and director of the Corporation and was used to fund payables. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related Corporation by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment. On September 9, 2008, the Corporation entered into an agreement with RSM for the repayment of the loan. To this end, the Corporation has executed a promissory note (the "Note") in favor of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31, 2009, the Company accrued interest of $2,841 (2008 - $1,493) on this liability.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b) of the Company's audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments of $44,378 on September 9, 2011, 2012 and

2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (2009 - $21,480).

(iv) This loan was payable to Kentucky Standard Energy Corporation with which the Company has common management and common directors. It was unsecured, non-interest bearing, and was repaid in February, 2009.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm's length equivalent value).

## Changes in Accounting Policies

### International Financial Reporting Standards ("IFRS")
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that publicly accountable, profit oriented enterprises will be required to report under IFRS for interim and annual financial statements for periods commencing on or after January 1, 2011. Accordingly, the Company will be required to have prepared, in time for its fiscal 2011 first quarter filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. This will be an ongoing process as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations. The Company is in the process of evaluating the potential impact of IFRS on its consolidated financial statements. Based on the current guidance provided regulatory bodies, it is anticipated that the Company's financial results and position as disclosed in its current Canadian GAAP consolidated financial statements will not differ significantly from that which is required in accordance with IFRS.

For more information on accounting policies see Note 2 of the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation.

## Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

The Corporation's business is subject to variety of risks and uncertainties. These risks are explained in detail in Note 4 of the audited Consolidated Financial Statements as at

December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation.

## Environment
Operations, development and exploration projects could potentially be affected by environmental laws and regulations of the country in which the activities are undertaken. The environmental standards continue to change and the global trend is to a longer, more complex process. Although the Corporation continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Corporation's financial condition, liquidity and results of operation. Certain environmental issues, such as storm events, tailings storage seepage, dust and noise emissions, while having been assessed and strategies based on best practices have been adopted, there can be no assurance an unforeseen event will not occur which could have a material adverse effect on the viability of the Corporation's business and affairs.

## Off-Balance Sheet Arrangements
The Corporation has no off-balance sheet arrangements.

## Management's Responsibility for Financial Information

The Corporation's financial statements are the responsibility of the Corporation's management, and have been approved by the Board of Directors. The consolidated financial statements were prepared by the Corporation's management in accordance with Canadian and U.S. generally accepted accounting principles. The consolidated financial statements include certain amounts based on the use of estimates and assumptions. Management established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

## Forward Looking Statements
This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such

statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

**Additional Information**

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation's website at www.sharperesourcescorporation.com.

**\s\ Roland M. Larsen**
Roland M. Larsen, President

Heathsville, VA
May 2, 2011